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                                                                    EXHIBIT 99.3

                            [HEALTH CARE REIT LOGO]

F O R   I M M E D I A T E   R E L E A S E

                                                  July 10, 2003
                                                  For more information contact:
                                                  Ray Braun (419) 247-2800
                                                  Mike Crabtree (419) 247-2800
                                                  Scott Estes (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                            SALE OF COMMON STOCK AND
                             OTHER CAPITAL ACTIVITY

Toledo, Ohio, July 10, 2003...HEALTH CARE REIT, INC. (NYSE/HCN) announced that it plans to sell 1,583,100 shares of common stock to certain investment advisory clients of Cohen & Steers Capital Management, Inc. The net proceeds of the sale will be approximately $48 million, and will be used to invest in additional health care properties. Pending such use, the proceeds will be used primarily to repay borrowings under the company's revolving credit facilities. It is anticipated that closing and delivery of the shares will occur on or about July 14, 2003.

The company also announced that the previously announced sale of 4,000,000 shares of 7.875% Series D Cumulative Redeemable Preferred Stock closed on July 9, 2003. The shares have a liquidation value of $25.00 per share and no stated maturity, but may be redeemed by the company at par on or after July 9, 2008. The sale generated approximately $96.6 million in net proceeds. A portion of the proceeds will be used to redeem all 3,000,000 shares of the company's 8.875% Series B Cumulative Redeemable Preferred Stock on July 15, 2003.

In addition, the company has instituted its enhanced dividend reinvestment and stock purchase plan. Existing stockholders, in addition to reinvesting dividends, may now purchase up to $5,000 of common stock per month at a discount, currently set at four percent. Investors who are not stockholders of the company may now make an initial investment in the company through the plan with a minimum of a $1,000 purchase. In some instances, the company may permit investments in excess of $5,000 per month if the company approves a request for a waiver. In the first month of the new plan, the company issued over 100,000 shares of common stock to eligible investors. Also, the company anticipates issuing 594,000 new shares on July 11, 2003 under the plan's waiver program resulting in net proceeds of approximately $18 million.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily skilled nursing facilities and assisted living facilities. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern the possible expansion of our portfolio; the performance of our operators and properties; our ability to enter into agreements with new viable tenants for properties which we take back from financially troubled tenants, if any; our ability to make distributions; our policies and plans regarding investments, financings and other matters; our tax status as a real estate investment trust; our ability to appropriately balance the use of debt and equity; and our ability to access capital markets or other sources of funds. When we use words such as "believe," "expect," "anticipate," or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to: the status of the economy; the status of capital markets,


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including prevailing interest rates; compliance with and changes to regulations and payment policies within the health care industry; changes in financing terms; competition within the health care and senior housing industries; and changes in federal, state and local legislation. Finally, we assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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